

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 20, 2021

Darian Ahler
Chief Executive Officer
Future Pearl Labs, Inc
1134 11th Street, Suite 101
Santa Monica, CA 90403

> **Re: Future Pearl Labs, Inc**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed May 6, 2021**
> **File No. 024-11367**

Dear Mr. Ahler:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A filed May 6, 2021

Bobacino Company Overview, page 6

1.   We note that you disclosed in your prior amendment that you were "currently finishing [y]our first fully functional prototype and now disclose on page 6 that you have completed a "preliminary working prototype" and are "currently developing [y]our first fully functional commercially viable prototype." However, we note the references to your "first functioning prototype" and "fully-functioning prototype" on the StartEngine website appears inconsistent with your disclosures. Please clarify what you mean by the phrase "preliminary working prototype" and "fully functional commercially viable prototype" so that investors have a better understanding as to where you are in your product development.

Plan of Distribution, page 28

2.   We note that your profile page on the StartEngine website reflects that you are providing three different tiers of investor "perks" in connection with this offering. Please include disclosure about the investor perks in your offering circular, including a clear explanation of the different tiers of perks, a definition of "Bobacino credits," and illustrative examples of how the "credits" may be used by reservation holders. Further, clarify whether reservation holders are required to complete an investment in your offering prior to receiving any of these perks. Finally, clarify whether you will be implementing the perks and bonus share programs together, and whether each program will have any impact on the other.

Exhibits

3.   Please ensure that you have filed as an exhibit a copy of the subscription agreement that investors will be required to complete in order to invest. For example, we note the information missing from sections 1(a) and 1(e) and the reference in section 1(c) to "the offering circular dated November [__], 2020."

    You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Heidi Mortensen